UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Penn Octane Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    707573101
                                    ---------
                                 (CUSIP Number)

                                November 2, 2007
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)



  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                            ----------------------
CUSIP No. 707573101                       13G             Page 2 of 11 Pages
------------------------------                            ----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Standard General L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,082,478
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,082,478
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,082,478
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

------------------------------                            ----------------------
CUSIP No. 707573101                       13G             Page 3 of 11 Pages
------------------------------                            ----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Standard General Master Fund L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,082,478
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,082,478
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,082,478
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

------------------------------                            ----------------------
CUSIP No. 707573101                       13G             Page 4 of 11 Pages
------------------------------                            ----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Soohyung Kim
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,082,478
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,082,478
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,082,478
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

------------------------------                            ----------------------
CUSIP No. 707573101                       13G             Page 5 of 11 Pages
------------------------------                            ----------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nicholas J. Singer
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- ----- ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                      ----- ----------------------------------------------------
                         6  SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED          2,082,478
BY EACH REPORTING     ----- ----------------------------------------------------
PERSON WITH              7  SOLE DISPOSITIVE POWER

                            0
                      ----- ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,082,478
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,082,478
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           13.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

This Amendment No. 1 to Schedule 13G (this "Amendment No. 1") is filed with respect to the Common Stock of Penn Octane Corporation, a Delaware corporation (the "Issuer"), to amend and restate the Schedule 13G filed on August 17, 2007 (the "Schedule 13G"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 1(a)           Name of Issuer:
                    --------------

                    Penn Octane Corporation

Item 1(b)           Address of Issuer's Principal Executive Offices:
                    -----------------------------------------------

                    77-530 Enfield Lane, Building D,
                    Palm Desert, California 92211

Items 2(a)          Name of Person Filing:
                    ---------------------

                    This statement is filed by: (i) Standard General Master Fund L.P. ("Standard General Master Fund") with respect to shares of Common Stock, par value $.01, of the Issuer it directly owns (the "Shares"); (ii) Standard General L.P. ("Standard General") with respect to the Shares, which it may be deemed to beneficially own pursuant to its investment management agreement with Standard General Master Fund pursuant to which Standard General has all investment and voting power with respect to securities held by Standard General Master Fund; (iii) Soohyung Kim ("Mr. Kim"), a co-managing member of Standard General Management LLC, a Delaware limited liability company ("Standard General Management"), which is the managing member of Standard General GP LLC, a Delaware limited liability company, which is in turn the general partner of Standard General Master Fund, with respect to the Shares; and (iv) Nicholas J. Singer ("Mr. Singer"), a co-managing member of Standard General Management, with respect to the Shares.

                    Mr. Kim and Mr. Singer may be deemed to have indirect beneficial ownership of the Shares based on the foregoing relationships. In addition, Mr. Kim and Mr. Singer have controlling interests in Standard General S Corp., a Delaware corporation, which is the general partner of Standard General Holdings, L.P., a Delaware limited partnership. Standard General Holdings, L.P. is the general partner of Standard General.

                    Standard General, Standard General Master Fund, Mr. Kim and Mr. Singer have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this
                    Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b)           Address of Principal Business Office:
                    ------------------------------------

                    The address of the principal business office of (i) Standard General, Mr. Kim and Mr. Singer is 650 Madison Avenue, 26th Floor, New York, NY 10022 and (ii) Standard General Master Fund is Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands KY1-1002.

Item 2(c)           Citizenship:
                    -----------

                    Standard General is a Delaware limited partnership. Standard General Master Fund is a Cayman Islands exempted limited partnership. Mr. Kim and Mr. Singer are United States citizens.

Item 2(d)           Title of Class of Securities:
                    ----------------------------

                    Common Stock, par value $.01 ("Common Stock")

Item 2(e)           CUSIP Number:
                    ------------

                    707573101

Item 3              Not Applicable

Item 4              Ownership:
                    ---------

                    The percentages used herein are calculated based upon 15,396,187 shares of Common Stock, par value $.01, issued and outstanding as of August 10, 2007 according to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 20, 2007.

                    As of the close of business on November 2, 2007:

                    1. Standard General L.P.
                       ---------------------

                    (a) Amount beneficially owned: 2,082,478
                    (b) Percent of class: 13.5%
                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 2,082,478
                        (iii) Sole power to dispose or direct the disposition:
                              -0-
                        (iv)  Shared power to dispose or direct the disposition:
                              2,082,478

                    2. Standard General Master Fund L.P.
                       ---------------------------------

                    (a) Amount beneficially owned: 2,082,478
                    (b) Percent of class: 13.5%
                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 2,082,478
                        (iii) Sole power to dispose or direct the disposition:
                              -0-
                        (iv)  Shared power to dispose or direct the disposition:
                              2,082,478

                    3. Soohyung Kim
                       ------------

                    (a) Amount beneficially owned: 2,082,478
                    (b) Percent of class: 13.5%
                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 2,082,478
                        (iii) Sole power to dispose or direct the disposition:
                              -0-
                        (iv)  Shared power to dispose or direct the disposition:
                              2,082,478

                    4. Nicholas J. Singer
                       ------------------

                    (a) Amount beneficially owned: 2,082,478
                    (b) Percent of class: 13.5%
                    (c) (i)   Sole power to vote or direct the vote: -0-
                        (ii)  Shared power to vote or direct the vote: 2,082,478
                        (iii) Sole power to dispose or direct the disposition:
                              -0-
                        (iv)  Shared power to dispose or direct the disposition:
                              2,082,478

                    Standard General, Mr. Kim and Mr. Singer do not directly own any of the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, each of Standard General, Mr. Kim and Mr. Singer may be deemed to own beneficially 2,082,478 Shares (constituting approximately 13.5% of the Shares outstanding). Each of Standard General, Mr. Kim and Mr. Singer disclaim direct beneficial ownership of any of the securities covered by this statement.


Item 5              Ownership of Five Percent or Less of a Class:
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6              Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person:
                    ------

                    Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7              Identification and Classification of the
                    ----------------------------------------
                    Subsidiary Which Acquired the Security Being
                    --------------------------------------------
                    Reported on By the Parent Holding Company:
                    -----------------------------------------

                    Not Applicable

Item 8              Identification and Classification of Members
                    --------------------------------------------
                    of the Group:
                    ------------

                    Not Applicable

Item 9              Notice of Dissolution of Group:
------              ------------------------------

                    Not Applicable

Item 10             Certification:
-------             -------------

     By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 7, 2007


STANDARD GENERAL L.P.


By:   /s/ Scott Cohen
      --------------------------------------
      Name:    Scott Cohen
      Title:   Attorney-in-Fact


STANDARD GENERAL MASTER FUND L.P.


By:   /s/ Scott Cohen
      --------------------------------------
      Name:    Scott Cohen
      Title:   Attorney-in-Fact


SOOHYUNG KIM


By:   /s/ Scott Cohen
      --------------------------------------
      Name:    Scott Cohen
      Title:   Attorney-in-Fact



/s/ Nicholas J. Singer
--------------------------------------------
Nicholas J. Singer

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, dated November 7, 2007, by and between Standard General L.P., Standard General Master Fund L.P., Soohyung Kim and Nicholas J. Singer.

Exhibit 99.2: Power of Attorney granted by Standard General L.P. in favor of Scott Cohen, dated August 14, 2007.

Exhibit 99.3: Power of Attorney granted by Standard General Master Fund L.P. in favor of Scott Cohen, dated August 14, 2007.

Exhibit 99.4: Power of Attorney granted by Soohyung Kim in favor of Scott Cohen, dated August 14, 2007.